SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $7.00 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch Chief Executive Officer Iridium Communications Inc. 1750 Tysons Boulevard, Suite 1400 McLean, Virginia 22102 (703) 287-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Brian F. Leaf

Cooley LLP

One Freedom Square, Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee
$10,869,604.86	$1,482.61

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 8,979,434 of the Company’s $7.00 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering six Warrants in exchange for one Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on September 27, 2012, which was $1.2105.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,482.61	Filing Party:	Iridium Communications Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2012, as amended on October 17, 2012, on October 24, 2012 and on October 29, 2012 (as so amended, the “Schedule TO”), by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per share (the “Warrants”), to receive one Share in exchange for every six Warrants tendered by the holders thereof (approximately 0.1667 Share for every Warrant tendered). The offer is subject to the terms and conditions set forth in the Offer Letter, dated October 2, 2012, as amended on October 17, 2012, as further supplemented on October 24, 2012 and as amended on October 29, 2012 (as so amended and supplemented, the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Offer Letter, as supplemented, and the Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

Items 1, 4, 10, 11 and 12.

Items 1, 4, 10, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer Letter, are hereby amended as follows:

ITEM 10(a) OF THE SCHEDULE TO

The following sentences, which appear in Item 10(a) of the Schedule TO, are hereby deleted:

“Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2012 (the “Form 10-K”), and (ii) the Company’s financial results for the quarter ended June 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.iridium.com.”

and the following sentences are hereby inserted in their place:

“Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2012 (the “Form 10-K”), (ii) the Company’s financial results for the quarter ended June 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012 (the “Second Quarter Form 10-Q”) and (iii) the Company’s financial results for the quarter ended September 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012 (the “Third Quarter Form 10-Q” and, together with the Second Quarter Form 10-Q, the “Form 10-Qs”). The Form 10-K and the Form 10-Qs are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.iridium.com.”

OFFER LETTER (Exhibit (a)(1)(A) to the Schedule TO)

The Offer Letter is hereby amended as follows:

All references in the Offer Letter to “November 6, 2012” are hereby replaced with “November 30, 2012.”

LETTER OF TRANSMITTAL (Exhibit (a)(1)(B) to the Schedule TO)

The Letter of Transmittal is hereby amended as follows:

All references in the Letter of Transmittal to “November 6, 2012” are hereby replaced with “November 30, 2012.”

FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES TO THEIR CLIENTS (Exhibit (a)(1)(D) to the Schedule TO)

The Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients (the “Letter to Brokers”) is hereby amended as follows:

All references in the Letter to Brokers to “November 6, 2012” are hereby replaced with “November 30, 2012.”

FORM OF LETTER TO BE USED BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES FOR THEIR CLIENTS (Exhibit (a)(1)(E) to the Schedule TO)

The Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients (the “Letter for Clients”) is hereby amended as follows:

All references in the Letter for Clients to “November 6, 2012” are hereby replaced with “November 30, 2012.”

Item 12. Exhibits.

Exhibit Number		Description

(a)(1)(A)	*	Offer Letter dated October 2, 2012, as amended on October 17, 2012, as supplemented on October 24, 2012 and as amended on October 29, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012, in Amendment No. 2 filed with the SEC on October 24, 2012 and in Amendment No. 3 filed with the SEC on October 29, 2012, respectively.

(a)(1)(B)	*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)	*	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)	*	Press Release, dated October 29, 2012.

(a)(1)(H)		Press Release, dated November 6, 2012.

(a)(5)(A)		The Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2012, incorporated herein by reference.

(a)(5)(B)		The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(a)(5)(C)		The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012, incorporated herein by reference.

(b)		Not applicable.

(d)(1)		Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)		Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)		Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)		Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)		Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)		Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name: Thomas J. Fitzpatrick
Title: Chief Financial Officer

Date: November 6, 2012

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)(A)	*	Offer Letter dated October 2, 2012, as amended on October 17, 2012, as supplemented on October 24, 2012 and as amended on October 29, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012, in Amendment No. 2 filed with the SEC on October 24, 2012 and in Amendment No. 3 filed with the SEC on October 29, 2012, respectively.

(a)(1)(B)	*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)	*	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)	*	Press Release, dated October 29, 2012.

(a)(1)(H)		Press Release, dated November 6, 2012.

(a)(5)(A)		The Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2012, incorporated herein by reference.

(a)(5)(B)		The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(a)(5)(C)		The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012, incorporated herein by reference.

(b)		Not applicable.

(d)(1)		Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)		Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)		Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)		Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)		Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)		Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed.

Exhibit (a)(1)(H)

Investor Contact: Steve Kunszabo Iridium Communications Inc. +1 (703) 287-7570 steve.kunszabo@iridium.com	Press Contact: Ashley Eames Iridium Communications Inc. +1 (703) 287-7476 ashley.eames@iridium.com

IRIDIUM EXTENDS EXCHANGE OFFER FOR $7.00 WARRANTS

MCLEAN, Va. – November 6, 2012 – Iridium Communications Inc. (Nasdaq: IRDM) (“Iridium”) today announced that it has amended its offer to exchange its remaining outstanding $7.00 warrants for Iridium common stock. In light of the fact that Iridium expects to file adjusted financial statements in the near future, Iridium has extended the exchange offer until midnight EST, at the end of the day on Friday, November 30, 2012 to allow additional time for warrant holders to tender their $7.00 warrants.

As previously announced, Iridium is offering holders of its $7.00 warrants one share of common stock for every six warrants tendered (equivalent to approximately 0.1667 shares for every warrant tendered). As of 5:00 p.m. EST on Tuesday, November 6, 2012, holders of approximately 8.16 million $7.00 warrants, or approximately 90.9% of the outstanding $7.00 warrants, had tendered and not withdrawn their $7.00 warrants pursuant to the tender offer.

The warrants currently trade under the symbol IRDMW on the NASDAQ Stock Market. Some of the warrants are included in Iridium’s outstanding Units, which trade under the symbol IRDMU on the NASDAQ Stock Market. Warrant holders who have previously validly tendered and not withdrawn $7.00 warrants do not need to re-tender their warrants or take any other action in response to the extension of this tender offer. The terms and conditions of the tender offer, prior to the amendments described in this release, were set forth in Iridium’s Offer Letter (the “Offer Letter”) and Letter of Transmittal (the “Letter of Transmittal), each dated October 2, 2012, and the other related materials that Iridium distributed to holders of the $7.00 warrants, which were filed with the Securities and Exchange Commission (“SEC”) as exhibits to Iridium’s Schedule TO on October 2, 2012 (the “Original Tender Offer Materials”). The Original Tender Offer Materials have been amended and supplemented by Amendment No. 1 to the Schedule TO, which was filed with the SEC on October 17, 2012, Amendment No. 2 to the Schedule TO, which was filed with the SEC on October 24, 2012, Amendment No. 3 to the Schedule TO, which was filed with the SEC on October 29, 2012 and Amendment No. 4 to the Schedule TO, which was filed with the SEC on November 6, 2012 (collectively, the “Schedule TO Amendments”). The term “tender offer,” when used in this release, shall refer to the terms and conditions described in the Original Tender Offer Materials, as amended and supplemented by the Schedule TO Amendments and this release.

Important Information

This press release and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Iridium. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, as they contain important information about the exchange offer. Security holders can obtain these documents free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Iridium may be obtained, without charge, by directing a request to Iridium, attention Investor Relations, at (703) 287-7570 or on Iridium’s website at www.iridium.com.

About Iridium Communications Inc.

Iridium is the only mobile voice and data satellite communications network that spans the entire globe. Iridium enables connections between people, organizations and assets to and from anywhere, in real time. Together with its ever-expanding ecosystem of partner companies, Iridium delivers an innovative and rich portfolio of reliable solutions for markets that require truly global communications. The company has a major development program underway for its next-generation network – Iridium NEXT. Iridium Communications Inc. is headquartered in McLean, Va., U.S.A., and its common stock trades on the NASDAQ Global Select Market under the ticker symbol IRDM. For more information about Iridium products, services and partner solutions, visit www.iridium.com.

###